Mail Stop 3561

September 18, 2008

Heywood Wilansky
President and Chief Executive Officer
Retail Ventures, Inc.
3241 Westerville Rd.
Columbus, Ohio 43224

     Re: **Retail Ventures, Inc.**
          Form 10-K for Fiscal Year Ended February 2, 2008
          Filed April 25, 2008
          Definitive (Revised) Proxy Statement on Schedule 14A
          Filed May 1, 2008
          Form 10-Q for Fiscal Quarter Ended May 3, 2008
          Filed June 12, 2008
          File No. 001-10767

Dear Mr. Wilansky:

     We have completed our review of your Form 10-K for the fiscal year ended February 2, 2008 and have no further comments at this time.

          Sincerely,

          H. Christopher Owings
          Assistant Director